Exhibit 2

Highlights
(All figures are in United States dollars unless otherwise indicated)

The Company recorded an increase in consolidated sales for the quarter of 10%, generating an 18% increase in gross margin and a 10% increase in consolidated earnings from operations compared to the results of the first quarter of the prior year. Consolidated quarterly sales totalled $156.1 million with earnings from operations of $39.6 million compared to $141.4 million and $36.0 million, respectively, for the comparable quarter of the prior year.

Net earnings were $21.3 million, or $0.35 per share, compared to net earnings of $3.3 million, or $0.06 per share, respectively, in the first quarter of the prior year. Net earnings for the comparable quarter of the prior year were reduced by a net $13.3 million foreign exchange loss, or $0.23 per share, as a result of the strengthening of the Canadian dollar relative to the US dollar during the quarter, compared to a net $0.2 million foreign exchange gain in the current quarter.

Earnings from operations for the mining segment increased 13% to $42.0 million compared to the comparable quarter of the prior year. Extreme cold temperatures compounded by the mining of a lower-grade section of the A-154 South ore body, caused a 31% decrease to 0.7 million carats produced versus 1.0 million for the comparable quarter of the prior year. Mining sales, however, were down only 2% to $81.4 million as higher diamond prices compensated for reduced volume.

The retail segment recorded a 27% increase in sales to $74.7 million.  Although the retail segment recorded a loss from operations of $2.4 million compared to $1.1 million in the comparable quarter of the prior year, the selling, general and administrative expenses included approximately $2.0 million of non-recurring expenses related to restructuring and improvements carried out at the Geneva watch factory. Retail segment SG&A as a percentage of sales decreased to 48% in the first quarter from 50% in the comparable quarter of the prior year. Excluding the impact of the non-recurring expenses, SG&A as a percentage of sales would have been 46%.

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

Prepared as of June 3, 2008 (all figures are in United States dollars unless otherwise indicated)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (the “Company”) for the three months ended April 30, 2008, and its financial position as at April 30, 2008. This MD&A is based on the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”) and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three months ended April 30, 2008 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2008. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30, 2008 and all references to “international” for the retail segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

Caution Regarding Forward-Looking Information

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, new salon openings, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, expected diamond prices and expectations concerning the diamond industry, expected cost of sales and gross margin trends in the mining segment, and expected sales trends in the retail segment. Actual results may vary. See “Risks and Uncertainties”.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, credit market conditions and the ability of the Company to refinance its existing credit facilities, the level of worldwide diamond production and world and US economic conditions. Specifically, in estimating Harry Winston Diamond Corporation’s projected share of the Diavik Diamond Mine capital expenditure requirements over the next two years, Harry Winston Diamond Corporation has used an average Canadian/US dollar exchange rate of $0.99, and has assumed that construction will continue on schedule and without undue disruption with respect to current underground mining construction initiatives. In making statements regarding estimated production at the Diavik Diamond Mine and future mining activity and mine plans, including plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, and future rough diamond sales, Harry Winston Diamond Corporation has assumed, among other things, that mining operations and construction and exploration activities will proceed in the ordinary course according to schedule and consistent with past results. In making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends in the retail segment, the Company has made assumptions regarding, among other things, world and US economic conditions. While Harry Winston Diamond Corporation considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties”.

2 First Quarter 2009

Harry Winston Diamond Corporation

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, financing and credit market risk, risks relating to the Company’s salon expansion strategy and the risks of competition in the luxury jewelry segment. Please see page 18 of this Interim Report, as well as the Company’s Annual Report, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in Harry Winston Diamond Corporation’s operations.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this Management’s Discussion and Analysis, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this Management’s Discussion and Analysis, actual events may differ materially from current expectations. While Harry Winston Diamond Corporation may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Harry Winston Diamond Corporation’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov respectively.

Summary Discussion

Harry Winston Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine, located off Lac de Gras in Canada’s Northwest Territories. The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. Harry Winston Diamond Corporation’s mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Diamond Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Harry Winston Diamond Corporation has charted a unique course to continue to build shareholder value.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Mines Ltd. (40%) where Harry Winston Diamond Corporation owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

3 First Quarter 2009

Harry Winston Diamond Corporation

Market Commentary

The Diamond Market

The current quarter saw continuing price rises in the larger, better-quality rough diamonds, while the price of lower-quality rough diamonds remained unchanged in response to softening US demand. The demand in the Asian markets remained robust in all price ranges.

The Retail Jewelry Market

The global luxury diamond jewelry market continued to show strength in the first quarter of calendar 2008. Luxury retailers with operations outside of the US have experienced solid sales results, especially in the Asian, Russian and Middle Eastern markets.  In the US, the higher end of the retail jewelry market has been impacted by the downturn in the economy but to a lesser extent than the broad-based jewelry market, where Harry Winston does not conduct business.

4 First Quarter 2009

Harry Winston Diamond Corporation

Consolidated Financial Results

The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2008 following the basis of presentation utilized in the Company’s Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2009	2008	2008	2008	2008	2007	2007	2007	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2008	2007
Sales	$156,079	$188,195	$176,478	$173,269	$141,365	$154,328	$145,232	$139,962	$156,079	$141,365
Cost of sales	73,149	83,637	74,591	81,827	71,132	78,559	74,636	68,458	73,149	71,132
Gross margin	82,930	104,558	101,887	91,442	70,233	75,769	70,596	71,504	82,930	70,233

Gross margin (%)	53.1%	55.6%	57.7%	52.8%	49.7%	49.1%	48.6%	51.1%	53.1%	49.7%
Selling, general and
administrative expenses	43,285	45,494	35,539	35,201	34,211	38,590	33,480	27,171	43,285	34,211
Earnings from operations	39,645	59,064	66,348	56,241	36,022	37,179	37,116	44,333	39,645	36,022
Interest and financing
expenses	(5,453)	(7,082)	(7,422)	(7,222)	(6,132)	(6,441)	(5,570)	(4,805)	(5,453)	(6,132)

Other income (expense)	246	706	594	545	913	(111)	1,764	1,805	246	913

Insurance settlement	–	13,488	–	–	–	–	–	–	–	–
Foreign exchange
gain (loss)	155	22,270	(40,584)	(11,785)	(13,292)	9,831	(1,560)	2,619	155	(13,292)
Earnings before
income taxes	34,593	88,446	18,936	37,779	17,511	40,458	31,750	43,952	34,593	17,511
Income taxes (recovery)	13,336	(1,968)	26,197	17,747	14,118	13,169	13,005	9,692	13,336	14,118
Earnings (loss) before
minority interest	21,257	90,414	(7,261)	20,032	3,393	27,289	18,745	34,260	21,257	3,393
Minority interest	1	(34)	90	(26)	140	(5)	(86)	(5)	1	140
Net earnings (loss)	$21,256	$90,448	$(7,351)	$20,058	$3,253	$27,294	$18,831	$34,265	$21,256	$3,253
Basic earnings (loss) per
share	$0.35	$1.55	$(0.13)	$0.34	$0.06	$0.47	$0.32	$0.59	$0.35	$0.06
Diluted earnings (loss)
per share	$0.35	$1.54	$(0.13)	$0.33	$0.05	$0.46	$0.32	$0.58	$0.35	$0.05
Cash dividends
declared per share	$0.05	$0.05	$0.25	$0.25	$0.25	$0.25	$0.25	$0.25	$0.05	$0.25
Total assets(i)	$1,591	$1,494	$1,433	$1,367	$1,315	$1,288	$1,246	$1,116	$1,591	$1,315
Total long-term liabilities(i)	$634	$660	$530	$486	$408	$536	$530	$460	$634	$408

(i)

Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the retail segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 8 for additional information.

5 First Quarter 2009

Harry Winston Diamond Corporation

Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Consolidated Net Earnings

The first quarter earnings of $21.3 million or $0.35 per share represent an increase of $18.0 million or $0.29 per share as compared to the results of the first quarter of the prior year. The increase is due in part to a net foreign exchange gain of $0.2 million in the current quarter compared to a $13.3 million net foreign exchange loss, or $0.23 per share, recognized in the comparable quarter of the prior year related principally to an unrealized non-cash loss on future income taxes payable. For more detail on the impact of the foreign exchange gain on future income taxes payable and the future income tax recovery, see “Consolidated Income Taxes” below.

Consolidated Sales

Sales for the first quarter totalled $156.1 million, consisting of rough diamond sales of $81.4 million and retail segment sales of $74.7 million. This compares to sales of $141.4 million in the comparable quarter of the prior year (rough diamond sales of $82.8 million and retail segment sales of $58.6 million). The Company held two primary rough diamond sales, one of which was an open-market tender, in the first quarter compared to the same number in the comparable quarter of the prior year. Ongoing quarterly variations in revenues are inherent in the Company’s business, resulting from the seasonality of the mining and retail activities as well as from the variability of the rough diamond sales schedule.

Consolidated Cost of Sales and Gross Margin

The Company’s first quarter cost of sales was $73.1 million for a gross margin of 53.1% compared to $71.1 million cost of sales and a gross margin of 49.7% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and retail sales activities. See “Segmented Analysis” on page 8 for additional information.

Consolidated Selling, General and Administrative Expenses

The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. The Company incurred SG&A expenses of $43.3 million for the first quarter, compared to $34.2 million in the comparable quarter of the prior year.

Included in SG&A expenses for the first quarter are $7.2 million for the mining segment as compared to $5.1 million for the comparable quarter of the prior year, and $36.1 million for the retail segment as compared to $29.1 million for the comparable quarter of the prior year. For the mining segment, $0.9 million of the increase was due to a mark-to-market adjustment to stock-based compensation, and $0.8 million of the increase related to higher salaries and benefits. For the retail segment, the increase was as a result of our continued investment in the Harry Winston brand, and reflected an increase in salaries and benefits, rent and building related expenses and depreciation and amortization expense. Retail segment SG&A expenses also included approximately $2.0 million of non-recurring expenses related to restructuring and improvements carried out at the Geneva watch factory. See “Segmented Analysis” on page 8 for additional information.

Consolidated Income Taxes

The Company recorded a tax expense of $13.3 million during the first quarter compared to a tax expense of $14.1 million in the comparable quarter of the prior year. The Company’s effective income tax rate for the quarter, excluding Harry Winston’s retail segment, is 38%, which is based on a statutory income tax rate of 31% adjusted for various items including Northwest Territories mining royalty, impact of foreign exchange, and earnings subject to tax different than the statutory rate.

6 First Quarter 2009

Harry Winston Diamond Corporation

The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening of the Canadian dollar during the first quarter resulted in an unrealized foreign exchange gain of $0.9 million on the revaluation of the Canadian denominated future income tax liability, compared to an unrealized foreign exchange loss of $13.6 million recorded in the comparable quarter of the prior year. This unrealized foreign exchange gain is not taxable for Canadian income tax purposes.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2027.
	Three months	Three months
	ended	ended
	April 30,	April 30,
	2008	2007
Statutory income tax rate	31%	34%
Stock compensation	0%	1%
Northwest Territories mining royalty (net of income tax relief)	12%	16%
Impact of foreign exchange	(3) %	29%
Earnings subject to tax different than statutory rate	(4) %	(5)%
Changes in valuation allowance	1%	0%
Benefits of losses recognized through reduction of goodwill	0%	5%
Assessments and adjustments	2%	0%
Other items	(1) %	1%
Effective income tax rate	38%	81%

Consolidated Interest and Financing Expenses

Interest and financing expenses of $5.5 million were incurred during the first quarter compared to $6.1 million during the comparable quarter of the prior year.

Consolidated Other Income

Other income of $0.2 million was recorded during the quarter compared to other income of $0.9 million in the comparable quarter of the prior year.

Consolidated Foreign Exchange Gain

A net foreign exchange gain of $0.2 million was recognized during the quarter compared to a net loss of $13.3 million in the comparable quarter of the prior year. The gain in the current quarter relates principally to the revaluation of the Company’s Canadian dollar denominated long-term future income tax liability as a result of the weakening of the Canadian dollar against the US dollar at quarter end. The Company’s ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any significant derivative instruments outstanding.

7 First Quarter 2009

Harry Winston Diamond Corporation

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining

The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2009	2008	2008	2008	2008	2007	2007	2007	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2008	2007
Sales	$81,393	$103,238	$122,711	$105,071	$82,752	$81,035	$90,754	$91,476	$81,393	$82,752
Cost of sales	32,150	36,962	45,985	46,217	40,516	39,413	45,461	43,256	32,150	40,516
Gross margin	49,243	66,276	76,726	58,854	42,236	41,622	45,293	48,220	49,243	42,236

Gross margin (%)	60.5%	64.2%	62.5%	56.0%	51.0%	51.4%	49.9%	52.7%	60.5%	51.0%
Selling, general and
administrative expenses	7,208	5,663	6,748	5,861	5,087	7,397	4,665	4,373	7,208	5,087

Earnings from operations	$42,035	$60,613	$69,978	$52,993	$37,149	$34,225	$40,628	$43,847	$42,035	$37,149

Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Mining Sales

Rough diamond sales for the quarter totalled $81.4 million compared to $82.8 million in the comparable quarter of the prior year resulting from a combination of lower carat production offset by higher pricing. During the quarter, the persistent very low temperatures that enabled an early start to a successful winter road season made the challenges of winter mining in the open pit more acute than usual, affecting equipment reliability and productivity and resulting in lower processed ore and carats recovered. This was further compounded by the mining of a lower grade section of the A-154 South pipe. This section of the pipe yielded a grade of approximately 4.0 carats per tonne versus a global grade for the entire pipe of 5.2 carats per tonne based on the April 2000 feasibility study.

The Company held two primary rough diamond sales, one of which was an open-market tender, in the first quarter compared to the same number in the comparable quarter of the prior year. With the Company’s continued expansion of its global rough diamond sales network, sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India. The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of primary and secondary sales events conducted at each sales location during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

Mining Cost of Sales and Gross Margin

The Company’s first quarter cost of sales was $32.2 million for a gross margin of 60.5% compared to a $40.5 million cost of sales and a gross margin of 51.0% in the comparable quarter of the prior year. The reduction in cost of sales resulted primarily from a greater proportion of cost attributable to development activity versus production activity. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and the nature of the mining activities.

A substantial portion of cost of sales is mine operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes rough diamond sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

Mining Selling, General and Administrative Expenses

SG&A expenses for the mining segment increased by $2.1 million from the comparable period of the prior year due to a $0.9 million mark-to-market adjustment to stock-based compensation and a $0.8 million increase in salaries and benefits.

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Harry Winston Diamond Corporation

Retail

The retail segment includes sales from Harry Winston’s salons, which are located in prime markets around the world including seven salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas and Chicago; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; three salons in Europe: Paris, London and Geneva; and three salons in Asia outside of Japan: Beijing, Taipei and Hong Kong.

(expressed in thousands of United States dollars) (quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2009	2008	2008	2008	2008	2007	2007	2007	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2008	2007
Sales	$74,686	$84,957	$53,767	$68,198	$58,613	$73,293	$54,478	$48,486	$74,686	$58,613
Cost of sales	40,999	46,675	28,606	35,610	30,616	39,146	29,175	25,202	40,999	30,616
Gross margin	33,687	38,282	25,161	32,588	27,997	34,147	25,303	23,284	33,687	27,997

Gross margin (%)	45.1%	45.1%	46.8%	47.8%	47.8%	46.6%	46.4%	48.0%	45.1%	47.8%

Selling, general and
administrative expenses	36,077	39,831	28,791	29,340	29,124	31,193	28,815	22,798	36,077	29,124

Earnings (loss) from operations	$(2,390)	$(1,549)	$(3,630)	$3,248	$(1,127)	$2,954	$(3,512)	$486	$(2,390)	$(1,127)

Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Retail Sales

Sales for the first quarter were $74.7 million compared to $58.6 million for the comparable quarter of the prior year. The 27% increase in Harry Winston Inc. sales relative to the comparable quarter of the prior year is primarily attributable to strong momentum in Asia and Russia. Sales in the Asian market increased 52% to $18.1 million, European sales increased 42% to $31.7 million and US sales increased 2% to $24.9 million.

Retail Cost of Sales and Gross Margin

Cost of sales for Harry Winston Inc. for the first quarter was $41.0 million compared to $30.6 million for the comparable quarter of the prior year. Gross margin for the quarter was $33.7 million or 45.1% compared to $28.0 million or 47.8% for the first quarter of the prior year. Excluding the impact of sales of Harry Winston Inc. pre-acquisition inventory, gross margin for the first quarter and the comparable quarter of the prior year would have been 47.3% and 51.6%, respectively. Gross margin for the first quarter was impacted primarily by three factors: an increased contribution of high dollar value transactions, which carry lower-than-average gross margins; an increase in costs related to precious metals and gem stones; and an increase in research and development costs to support the growing watch business.

Retail Selling, General and Administrative Expenses

With the expansion of the new international salon activity consistent with the Company’s retail growth strategy, SG&A expenses increased to $36.1 million from $29.1 million in the comparable quarter of the prior year. However, SG&A as a percentage of sales decreased to 48.3% in the first quarter from 49.7% in the comparable quarter of the prior year. The increase, which was primarily due to the continued expansion of the retail salon network, included an increase of $2.3 million in rent and building related expenses, an increase of $1.6 million in salaries and benefits, and an increase of $1.3 million in depreciation and amortization. These increases were partially offset by a $1.1 million decrease in advertising and selling expenses. Additionally, SG&A expenses included approximately $2.0 million of non-recurring expenses related to restructuring and improvements carried out at the Geneva watch factory. SG&A expenses include depreciation and amortization expense of $3.2 million compared to $1.9 million in the comparable quarter of the prior year.

9 First Quarter 2009

Harry Winston Diamond Corporation

Operational Update

Harry Winston Diamond Corporation’s results of operations include results from its mining and retail operations.

Mining Segment

During the first calendar quarter of 2008, the Diavik Diamond Mine produced 1.8 million carats from 0.47 million tonnes of ore sourced entirely from the A-154 South kimberlite pipe.  Extreme cold temperatures experienced in the first calendar quarter affected equipment reliability and productivity, resulting in lower processed ore and 31% less carats recovered. This was further compounded by the mining of a lower-grade area of the A-154 pipe. Detailed sampling of the area already mined shows sample grades ranging from as low as 2 carats per tonne to over 9 carats per tonne, with an average of 4 carats per tonne. This short-range grade variation within the longer range ore reserve is a common feature of diamond mineralization due to the size range and distribution of the diamonds within the host rock. This shortfall is not expected to persist through the balance of the A-154 South kimberlite pipe. A program of detailed drilling to confirm the A-154 South underground reserve grade will be undertaken from the pit floor after open pit mining finishes at year end. Given that it has been the active mining area, there has been less definition drilling on this pipe than on A-154 North and A-418, which make up the bulk of the underground mining reserve.

The Diavik Diamond Mine successfully completed its 2008 winter road program in April, with 4,174 loads transported to the site.  In addition to supplies required to support day-to-day mining operations of its open pits, the Diavik Diamond Mine trucked additional loads of fuel, cement, explosives, equipment and materials to support construction currently underway to prepare for underground mining, expected to begin in calendar 2009.

Preparation of the new A-418 open pit is continuing as planned, with sustainable diamond production expected to begin towards the end of the calendar year. Construction of surface infrastructure to support underground mining continues on the crusher and the paste backfill plant, and on the expansion of the water treatment and power plants. A fifth fuel tank was commissioned to meet the increasing electricity requirements of underground mining. Diamond production from underground is scheduled to begin in calendar 2009, and is expected to replace open pit mining by calendar 2012.

In exploration, a large diameter reverse circulation drilling program was successfully conducted from the ice to obtain an additional bulk sample to better define the A-21 kimberlite pipe, located near the existing mining operations. The results of this drilling program are pending. In addition, an aggressive exploration program has been started on the Joint Venture’s substantial claim block around the mine site, with a budget of CDN $10.0 million for calendar 2008.

The Company’s expectations for capital expenditures to support the new mine plan’s underground development remain at approximately $221 million over the next two years, assuming among other factors a Canadian/US dollar average exchange rate of $0.99. It is expected that the funds for this capital expenditure program will come from a combination of cash from operations, proceeds from the recent common share private placement and a refinancing of the Company’s credit facility.

Harry Winston Diamond Corporation’s 40% Share of Diavik Diamond Mine Production

(reported on a one-month lag)

	Three months	Three months	Twelve months
	ended	ended	ended
	March 31,	March 31,	December 31,
	2008	2007	2007
Diamonds recovered (000s carats)	714	1,034	4,777
Grade (carats/tonne)	4.08	4.97	4.97

10 First Quarter 2009

Harry Winston Diamond Corporation

Retail Segment

For the quarter ended April 2008, the retail segment generated sales growth of 27% over the comparable period of the prior year. Strong sales growth outside of the US more than offset softer sales in the US market.  Gross margin for the first quarter was impacted primarily by three factors: an increased contribution of high dollar value transactions, which carry lower-than-average gross margins; an increase in costs related to precious metals and gem stones; and an increase in research and development costs to support the growing watch business. Harry Winston Inc. operated a network of 18 salons during the quarter as compared to14 salons in the comparable quarter of the prior year. The next new salon opening is scheduled for the second quarter of fiscal 2009 in Costa Mesa, California.

Harry Winston Inc. introduced its new watches at the watch and jewelry fair in Basel, Switzerland, which was held in April 2008. The new offerings were well received both by the press and customers. The sales orders taken during the Basel Fair were significantly higher than the prior year, a reflection of the continued strength of the watch business.

Liquidity and Capital Resources

Working Capital

As at April 30, 2008, the Company had unrestricted cash and cash equivalents of $61.8 million and contingency cash collateral and reserves of $33.9 million as required under the Company’s debt arrangements, compared to $49.6 million and $25.6 million, respectively, at January 31, 2008. The Company had cash on hand and balances with banks of $61.8 million and short-term investments of $nil at April 30, 2008 compared to $33.0 million and $16.6 million, respectively, at January 31, 2008. The short-term investments were held in overnight deposits. Total cash resources at April 30, 2008 were $20.5 million higher than $75.2 million at January 31, 2008, resulting primarily from additional funds relating to the recent private equity placement of CDN $75.0 million.

Working capital increased to $232.3 million at April 30, 2008 from $220.0 million at January 31, 2008.

The Company’s working capital and working capital requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of the retail segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. The Company’s cash requirements are driven by differences in the timing of cash receipts and the cash outflows. The Company has the ability to draw on its various credit facilities to finance these timing differences.

Cash Flow from Operations

During the quarter ended April 30, 2008, the Company generated $34.3 million in cash from operations, compared to $14.3 million in the comparable quarter of the prior year.

During the quarter, the Company increased accounts payable and accrued liabilities by $18.7 million, purchased inventory of $18.6 million, increased income taxes payable by $9.6 million, decreased prepaid expenses and other current assets by $4.4 million, and decreased accounts receivable by $1.7 million.

The liquidity and capital requirements of the Company vary by quarter depending on the seasonal and production variability of its mining and retail segments. Timing differences in cash flow are financed by drawing down on the Company’s credit facilities. Over the course of a fiscal year, the Company does not expect the fluctuations to be material. Over the next two fiscal years, capital requirements for the mining segment are expected to increase significantly in accordance with the expected investment program at the Diavik Diamond Mine. Thereafter, capital requirements for the mining segment are expected to moderate and the mining segment is expected to generate sufficient cash flow to finance its operations and capital expenditure requirements. The capital requirements for the retail segment are ordinary in course and are not expected to fluctuate materially over the next few years. The retail segment will finance its operations and capital requirements during these years from operating cash flow and its credit facilities.

11 First Quarter 2009

Harry Winston Diamond Corporation

Financing Activities

During the quarter, the Company repaid $12.5 million of its senior secured term facilities. At April 30, 2008, the Company had $63.9 million outstanding on its senior secured term credit facilities and $50.0 million outstanding on its senior secured revolving credit facility. In comparison, at January 31, 2008, $76.4 million was outstanding on the term credit facilities and $50.0 million was outstanding on the secured revolving credit facility.

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility.  As at April 30, 2008, Harry Winston Inc. had $160.1 million outstanding on its $250.0 million secured credit facility, which is used to fund salon inventory and capital expenditure requirements. This represents an increase of $6.1 million from the amount outstanding at January 31, 2008.

Also included in long-term debt of the Company’s retail operations is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. At April 30, 2008, $16.7 million had been drawn against the facility compared to $16.1 million at January 31, 2008. The bank has a secured interest in the factory building.

Harry Winston Japan, K.K. maintains secured and unsecured credit agreements with three banks amounting to ¥2,075 million. At April 30, 2008, $19.9 million had been drawn against these facilities, $4.8 million of which is long term, payable on June 28, 2010, with the balance of $15.1 million classified as bank advances. At January 31, 2008, $19.4 million had been drawn against these facilities, $4.7 million of which is long term with the balance of $14.7 million classified as bank advances.

At April 30, 2008, $0.6 million and $8.5 million was drawn under the Company’s revolving financing facilities relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Israeli subsidiary, Harry Winston Diamond (Israel) Limited, respectively. At January 31, 2008, $10.5 million and $9.4 million were drawn under the Company’s revolving financing facilities relating to Harry Winston Diamond International N.V. and Harry Winston Diamond (Israel) Limited, respectively.

During the first quarter, the Company made dividend payments of $3.1 million or $0.05 per share to its shareholders.

On March 14, 2008, the Company completed a private placement of 3 million common shares at a price of CDN $25 per share. The private placement was completed on a non-brokered basis, with no fees or commissions payable. The private placement generated net proceeds of CDN $75.0 million, and diluted the Company’s issued and outstanding shares by 5%.

Investing Activities

During the quarter, the Company purchased capital assets of $68.1 million, of which $64.9 million were purchased for the mining segment and $3.2 million for the retail segment. Also included in deferred mineral property costs were expenditures of $1.7 million made during the quarter.

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Harry Winston Diamond Corporation

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, the Company is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Based on the current mine plan, the Company’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2008 to 2012, is approximately $320 million assuming, among other factors, a Canadian/US average exchange rate of $0.96 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual Obligations		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Long-term debt (a) (b)	$370,557	$78,090	$84,326	$23,281	$184,860
Environmental and participation agreements
incremental commitments (c)	97,037	76,245	3,972	1,985	14,835
Operating lease obligations (d)	121,030	16,642	28,332	18,029	58,027
Capital lease obligations (e)	2,234	929	1,239	66	–
Total contractual obligations	$590,858	$171,906	$117,869	$43,361	$257,722

(a)

Long-term debt presented in the foregoing table includes current and long-term portions. The Company’s credit agreements are comprised of two senior secured term credit facilities and a senior secured revolving credit facility. The existing facilities have a maturity date of December 15, 2009. At April 30, 2008, $63.9 million in total was outstanding on the senior secured term credit facilities, and $50.0 million was outstanding on the senior secured revolving credit facility. Scheduled repayments on the senior secured term credit facilities commenced March 15, 2008 with $12.5 million in repayments due every quarter. The maximum amount permitted to be drawn under the senior secured revolving credit facility will be reduced by $12.5 million on a quarterly basis commencing March 15, 2009.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.1 million quarterly, and may be prepaid after 2009. On April 30, 2008, $8.7 million was outstanding on the mortgage payable.

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity. At April 30, 2008, $160.1 million had been drawn against this secured credit facility which expires on March 31, 2013.

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for 17.5 million CHF used to finance the construction of the new watch factory in Geneva, Switzerland. The bank has a secured interest in the factory building. The loan agreement is comprised of a 3.5 million CHF loan and a 14.0 million CHF loan. The 3.5 million CHF loan bears interest at a rate of 3.9% and matures on April 22, 2010. The 14.0 million CHF loan bears interest at a rate of 3.55% and matures on January 31, 2033, with quarterly payments commencing on June 30, 2008. At April 30, 2008, $16.7 million was outstanding on this loan agreement.

(b)

Interest on long-term debt is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2008 and have been included under long-term debt in the table above. Interest payments for the next 12 months are approximated to be $14.5 million.

13 First Quarter 2009

Harry Winston Diamond Corporation

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which the Company’s share as at April 30, 2008 was $74.8 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The amounts reflected as contractual obligations in the table above represent obligations that are in addition to the $74.8 million in letters of credit posted. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space. Harry Winston Inc.’s New York salon lease expires on December 17, 2010 with an option to renew.

(e)

Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston Inc. retail exhibit space.

14 First Quarter 2009

Harry Winston Diamond Corporation

Outlook

Mining

Production

During the first calendar quarter, the persistent very low temperatures that enabled an early start to a successful winter road season at the Diavik Diamond Mine made the challenges of winter mining in the open pit more acute than usual, resulting in a lower tonnage of processed ore. This was compounded by the mining of a lower-grade section of the A-154 South kimberlite pipe together resulting in 31% less carats recovered than in the comparable period of the prior year. This lower grade ore has a grade of approximately 4 carats per tonne versus a global grade for the entire pipe of 5.2 carats per tonne based on the April 2000 feasibility study.

Detailed sampling of the area already mined shows sample grades ranging from as low as 2 carats per tonne to over 9 carats per tonne, with an average of 4 carats per tonne. This short-range grade variation within the longer range ore reserve is a common feature of diamond mineralization due to the size range and distribution of the diamonds within the host rock. This shortfall is not expected to persist through the balance of the A-154 South kimberlite pipe. A program of detailed drilling to confirm the A-154 South underground reserve grade will be undertaken from the pit floor after open pit mining finishes at year end. Given that it has been the active mining area, there has been less definition drilling on this pipe than on A-154 North and A-418 that make up the bulk of the underground mining reserve.

The grade variance in the A-154 South pipe has persisted, to some extent, into the second quarter. As a result, the Company expects about a 10% shortfall in carat production from the original forecast of approximately 12 million carats although price increases are expected to significantly offset this.

Pre-stripping of the A-418 kimberlite pipe continues, with sustainable production from the A-418 open pit anticipated towards late in the calendar year. The expected start date of 2009 for underground production from A-154 South, A-154 North and A-418 remains unchanged. The Company expects diamond prices to remain robust with softness in the US being offset by strong demand in the world economy, especially in the Far East.

Cost of Sales

The continuation of pre-stripping of the A-418 kimberlite pipe is expected to result in lower cost of sales in calendar 2008 than previously anticipated. Cost of sales will also be impacted by the expected reduction in production from the original estimate of approximately 12 million carats.  The Company continues to expect cost of sales to peak in calendar 2009, followed by an anticipated decline in cost of sales over the following two years as the overlap between open pit and underground mining diminishes.

Capital Expenditures

The Company continues to expect capital contributions of approximately $221 million over the next two years in support of the underground development project. Financing for this capital contribution is expected to be drawn from a combination of cash from operations, proceeds from the recent common share private placement and refinancing of the Company’s credit facility. Based on the current mine plan, the Company’s portion of planned capital expenditures at the Diavik Diamond Mine for calendar years 2008 to 2012 is expected to be approximately $320 million at a Canadian/US dollar average exchange rate of $0.96.

Rough Diamond Sales Cycle

The Company is expecting to hold two rough diamond sales in the second quarter, two in the third quarter and three in the fourth. Sales are now conducted throughout the quarter in each of the Company’s three selling offices located in Belgium, Israel and India.

15 First Quarter 2009

Harry Winston Diamond Corporation

Retail

Harry Winston Inc. expects sales in the luxury jewelry industry to remain robust. The retail segment is strategically well positioned to withstand regional economic disruptions as a result of its diverse global distribution network. Continued strong demand for luxury diamond jewelry and watches from markets in Asia, Russia and the Middle East is expected to offset the difficult retail environment in the US market. The sales performance in the first quarter leaves us well positioned to achieve our annual sales growth objective of in excess of 15%.

Harry Winston Inc. will continue to strengthen its brand in mature and emerging markets through the expansion of the salon network over the next several years and introduction of new jewelry offerings using the highest quality of diamonds and other gemstones. One salon is scheduled to be opened in Costa Mesa, California during the second quarter.

Related Parties

Transactions with related parties for the three months ended April 30, 2008 include $0.4 million of rent relating to the New York salon, payable to a Harry Winston Inc. employee.

Changes in Internal Control over Financial Reporting

During the first quarter of fiscal 2009, there were no changes in the Company’s internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of Canadian generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. There have been no changes to the Company’s critical accounting policies or estimates from those disclosed in the Company’s MD&A for its fiscal year ended January 31, 2008.

Changes in Accounting Policies

Capital Disclosures

Effective February 1, 2008, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”.  This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  This disclosure is contained in note 12 to the interim consolidated financial statements.

Inventories

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value method, for inventories that are not ordinarily interchangeable and goods or services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard has had no material impact on the Company’s consolidated financial statements.

16 First Quarter 2009

Harry Winston Diamond Corporation

Financial Instruments

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”. This disclosure is contained in note 13 to the interim consolidated financial statements.

Recently Issued Accounting Standards

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses During the Pre-operating Period,” which eliminates the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, this new standard will apply to the Company effective for the fiscal year commencing February 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Risks and Uncertainties

Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this Management’s Discussion and Analysis and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition:

Nature of Mining

The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

17 First Quarter 2009

Harry Winston Diamond Corporation

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI

The Company owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Harry Winston Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the limited ability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. The Company’s contribution to capital requirements to complete the underground development and supporting infrastructure contemplated by the new mine plan is estimated to be $221 million over the next two years, with funding expected to be provided in part from a CDN $75 million private placement completed on March 14, 2008, cash flow from operations and a refinancing of the Company’s existing credit facilities. There can be no assurance that the Company will be able to refinance its current credit facilities on satisfactory terms and conditions, or at all. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its retail operations. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, prolonged credit market disruptions or the occurrence of terrorist or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

Currency Risk

Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licenses and Permits

The operation of the Diavik Diamond Mine and exploration on the Diavik property require licenses and permits from the Canadian government. Renewal of the Diavik Diamond Mine Type “A” Water License was granted by the regional Wek’eezhii Land and Water Board on November 1, 2007 for an eight-year period. While the Company anticipates that DDMI, which is also the operator of the Diavik Diamond Mine, will be able to renew this license and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licenses and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

18 First Quarter 2009

Harry Winston Diamond Corporation

Regulatory and Environmental Risks

The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes which differ materially from those under which they operate in Canada and the US.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government is currently developing a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates

The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, closing of Harry Winston Inc. manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

19 First Quarter 2009

Harry Winston Diamond Corporation

Fuel Costs

The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine. Currently, there is significant competition for skilled workers in remote northern operations due to the significant number of large-scale construction projects ongoing and planned in Canada’s north, including the various construction projects relating to the development of the oil sands in northern Alberta.

The Company’s success at marketing rough diamonds and in operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating its retail segment.

Expansion of the Existing Salon Network

A key component of the Company’s retail strategy is the expansion of its existing salon network. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed through borrowings by Harry Winston Inc. There can be no assurance that the expansion of the salon network will prove successful in increasing annual sales or earnings from the retail segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Jewelry Segment

The Company is exposed to competition in the retail diamond market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

20 First Quarter 2009

Harry Winston Diamond Corporation

Outstanding Share Information

As at April 30, 2008
Authorized	Unlimited
Issued and outstanding shares	61,372,091
Options outstanding	1,619,338
Fully diluted	62,991,429

Additional Information

Additional information relating to the Company, including the Company’s most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

21 First Quarter 2009

Harry Winston Diamond Corporation

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

	April 30,
	2008	January 31,
	(unaudited)	2008
Assets
Current assets:
Cash and cash equivalents (note 3)	$61,776	$49,628
Cash collateral and cash reserves (note 3)	33,938	25,615
Accounts receivable	23,726	25,505
Inventory and supplies (note 4)	340,805	322,228
Prepaid expenses and other current assets	59,484	58,617
	519,729	481,593
Deferred mineral property costs	177,549	179,990
Capital assets	610,180	548,827
Intangible assets, net (note 6)	131,986	132,628
Goodwill	93,780	93,780
Other assets	17,587	16,167
Future income tax asset	39,920	40,963
	$1,590,731	$1,493,948
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$141,871	$124,426
Income taxes payable	57,684	48,118
Bank advances	24,228	34,928
Current portion of long-term debt (note 7)	63,618	54,137
	287,401	261,609
Long-term debt (note 7)	240,007	255,212
Future income tax liability	359,100	370,500
Other long-term liability	1,931	1,730
Future site restoration costs	33,404	32,980
Minority interest	256	255

Shareholders’ equity:
Share capital (note 8)	381,541	305,502
Contributed surplus	15,769	15,614
Retained earnings	243,521	225,334
Accumulated other comprehensive income	27,801	25,212
	668,632	571,662
Commitments and guarantees (note 9)

	$1,590,731	$1,493,948

See accompanying notes to consolidated financial statements.

22 First Quarter 2009

Harry Winston Diamond Corporation

Consolidated Statements of Earnings
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three Months	Three Months
	Ended	Ended
	April 30,	April 30,
	2008	2007
Sales	$156,079	$141,365
Cost of sales	73,149	71,132
Gross margin	82,930	70,233

Selling, general and administrative expenses	43,285	34,211
Earnings from operations	39,645	36,022
Interest and financing expenses	(5,453)	(6,132)
Other income	246	913
Foreign exchange gain (loss)	155	(13,292)
Earnings before income taxes	34,593	17,511
Income tax expense – Current	21,501	17,440
Income tax recovery – Future	(8,165)	(3,322)
Earnings before minority interest	21,257	3,393
Minority interest	1	140
Net earnings	$21,256	$3,253
Earnings per share
Basic	$0.35	$0.06
Fully diluted	$0.35	$0.05
Weighted average number of shares outstanding	59,905,424	58,362,128

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income
(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months
	Ended	Ended
	April 30,	April 30,
	2008	2007
Net earnings	$21,256	$3,253
Other comprehensive income
Net gain on translation of foreign operations (net of tax – nil)	2,589	1,991
Total comprehensive income	$23,845	$5,244

See accompanying notes to consolidated financial statements.

23 First Quarter 2009

Harry Winston Diamond Corporation

Consolidated Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months
	Ended	Ended
	April 30,	April 30,
	2008	2007
Common shares:
Balance at beginning of period	$305,502	$305,165
Issued during the period	76,039	43
Balance at end of period	381,541	305,208
Contributed surplus:
Balance at beginning of period	15,614	14,922
Stock option expense	155	185
Balance at end of period	15,769	15,107
Retained earnings:
Balance at beginning of period	225,334	165,625
Net earnings	21,256	3,253
Dividends paid	(3,069)	(14,593)
Balance at end of period	243,521	154,285
Accumulated other comprehensive income:
Balance at beginning of period	25,212	16,016

Other comprehensive income
Net gain on translation of foreign operations (net of tax – nil)	2,589	1,991

Balance at end of period	27,801	18,007
Total shareholders’ equity	$668,632	$492,607

See accompanying notes to consolidated financial statements.

24 First Quarter 2009

Harry Winston Diamond Corporation

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars) (unaudited)

	Three Months	Three Months
	Ended	Ended
	April 30,	April 30,
	2008	2007
Cash provided by (used in):
Operating
Net earnings	$21,256	$3,253
Items not involving cash:
Amortization and accretion	13,955	19,603
Future income taxes	(8,165)	(3,194)
Stock-based compensation and pension expense	357	1,282
Foreign exchange	(574)	13,461
Loss on disposal of assets	469	–
Minority interest	1	140
Change in non-cash operating working capital	7,008	(20,219)
	34,307	14,326
Financing
Decrease in long-term debt	(12,477)	(3,626)
Increase in revolving credit	155,190	19,011
Repayment of Harry Winston Inc. revolving credit	(159,109)	–
Dividends paid	(3,069)	(14,593)
Issue of common shares	76,039	34
	56,574	826
Investing
Cash collateral and cash reserve	(8,323)	12,259
Deferred mineral property costs	(1,727)	(3,782)
Capital assets	(68,139)	(37,566)
Other assets	–	(1,091)
	(78,189)	(30,180)
Foreign exchange effect on cash balances	(544)	382
Increase/(decrease) in cash and cash equivalents	12,148	(14,646)
Cash and cash equivalents, beginning of period (note 3)	49,628	54,174
Cash and cash equivalents, end of period (note 3)	$61,776	$39,528
Change in non-cash operating working capital
Accounts receivable	1,732	(4,285)
Prepaid expenses and other current assets	(4,435)	1,512
Inventory and supplies	(18,577)	(43,582)
Accounts payable and accrued liabilities	18,699	18,909
Income tax payable	9,589	7,227
	$7,008	$(20,219)
Supplemental cash flow information
Cash taxes paid	$12,195	$736
Cash interest paid	$4,408	$5,743

See accompanying notes to consolidated financial statements.

25 First Quarter 2009

Harry Winston Diamond Corporation

Notes to Consolidated Financial Statements
April 30, 2008 with comparative figures (tabular amounts in thousands of United States dollars, except as otherwise noted)

NOTE 1:

Nature of Operations

Harry Winston Diamond Corporation (the “Company”) is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company’s most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Mines Ltd. is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada. The Diavik Diamond Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company’s financial statements with a one-month lag.

The Company also owns a 100% interest in Harry Winston Inc., the premier fine jewelry and watch retailer. The results of Harry Winston Inc., located in New York City, US, are consolidated in the financial statements of the Company.

NOTE 2:

Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements.  Intercompany transactions and balances have been eliminated.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended January 31, 2008, since these interim financial statements do not include all disclosures required by Canadian generally accepted accounting principles (“Canadian GAAP”). Excluding adoption of the new accounting standards described below, these statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2008.

ADOPTION OF NEW ACCOUNTING STANDARDS AND DEVELOPMENTS

Capital Disclosures

Effective February 1, 2008, the Company adopted new accounting recommendations from the Canadian Institute of Chartered Accountants (“CICA”), Handbook Section 1535, “Capital Disclosures”.  This new standard specifies the requirements for disclosure of both qualitative and quantitative information to enable users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  This disclosure is contained in note 12 to the interim consolidated financial statements.

26 First Quarter 2009

Harry Winston Diamond Corporation

Inventories

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3031, “Inventories”, which supersedes the previously issued standard on inventory. The new standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value method, for inventories that are not ordinarily interchangeable and goods or services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. This standard has had no material impact on the Company’s consolidated financial statements.

Financial Instruments

Effective February 1, 2008, the Company adopted new accounting recommendations from the CICA, Handbook Section 3862, “Financial Instruments – Disclosures” and Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 provides guidance on disclosure of risks associated with both recognized and unrecognized financial instruments and how the Company manages these risks. Section 3863 details financial instruments presentation requirements, which are unchanged from those discussed in Section 3861, “Financial Instruments – Disclosure and Presentation”.  This disclosure is contained in note 13 to the interim consolidated financial statements.

Recently Issued Accounting Standards

Goodwill and Intangibles

On February 1, 2008 the CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, “Revenues and Expenses During the Pre-operating Period,” which eliminates the ability for companies to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning January 1, 2009. The Company is currently assessing the impact of this standard on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly impact financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to convert from Canadian GAAP to IFRS. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, this new standard will apply to the Company effective for the fiscal year commencing February 1, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

27 First Quarter 2009

Harry Winston Diamond Corporation

NOTE 3:

Cash Resources

	April 30,	January 31,
	2008	2008
Cash on hand and balances with banks	$61,776	$33,028
Short-term investments (a)	–	16,600
Total cash and cash equivalents	61,776	49,628
Cash collateral and cash reserves	33,938	25,615
Total cash resources	$95,714	$75,243

(a) Short-term investments are held in overnight deposits.

NOTE 4:

Inventory and Supplies

	April 30,	January 31,
	2008	2008
Rough diamond inventory	$22,349	$17,097
Merchandise inventory	256,908	254,101
Supplies inventory	61,548	51,030
Total inventory and supplies	$340,805	$322,228

NOTE 5:

Diavik Joint Venture

The following represents Harry Winston Diamond Corporation’s 40% proportionate interest in the Joint Venture as at March 31, 2008 and December 31, 2007:

	April 30,	January 31,
	2008	2008
Current assets	$118,617	$110,199
Long-term assets	663,300	605,300
Current liabilities	47,455	40,631
Long-term liabilities and participant’s account	734,462	674,868

	April 30,	April 30,
Three months ended:	2008	2007
Expenses net of interest income of $0.1 million (2007 – $0.1 million) (a)	33,959	40,101
Cash flows resulting from (used in) operating activities	(27,391)	(44,042)
Cash flows resulting from financing activities	89,124	64,272
Cash flows resulting from (used in) investing activities	(64,792)	(29,622)

(a) The Joint Venture only earns interest income.

28 First Quarter 2009

Harry Winston Diamond Corporation

The Company is contingently liable for the other participant’s portion of the liabilities of the Joint Venture and to the extent the Company’s participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

NOTE 6:

Intangible Assets

			Accumulated	April 30,	January 31,
	Amortization period	Cost	amortization	2008 net	2008 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(1,508)	4,067	4,206
Store leases	65 to 105 months	5,639	(3,080)	2,559	3,062
Intangible assets		$136,574	$(4,588)	$131,986	$132,628

Amortization expense for the three months ended April 30, 2008 was $0.6 million (2007 – $0.4 million).

NOTE 7:

Long-Term Debt

	April 30,	January 31,
	2008	2008
Credit facilities	$113,335	$125,677
Harry Winston Inc. credit facilities	181,631	174,850
First mortgage on real property	8,659	8,822
Total long-term debt	303,625	309,349
Less current portion	(63,618)	(54,137)
	$240,007	$255,212

On February 22, 2008, Harry Winston Inc. entered into a new credit agreement with a syndicate of banks for a $250.0 million, five-year revolving credit facility. There are no scheduled repayments required before maturity. At April 30, 2008, $160.1 million had been drawn against this secured credit facility, which expires on March 31, 2013.

NOTE 8:

Share Capital

(a)

Authorized

Unlimited common shares without par value.

(b)

Issued

	Number of shares	Amount
Balance, January 31, 2008	58,372,091	$305,502
Shares issued for:
Cash	3,000,000	76,039
Balance, April 30, 2008	61,372,091	$381,541

29 First Quarter 2009

Harry Winston Diamond Corporation

(c)

RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2008	143,715
Awards and payouts during the period (net):
RSU awards	11,172
RSU payouts	(2,687)
Balance, April 30, 2008	152,200

DSU	Number of units
Balance, January 31, 2008	72,198
Awards during the period (net):
DSU awards	6,839
Balance, April 30, 2008	79,037

	Three Months	Three Months
	Ended	Ended
Expense for the period:	April 30, 2008	April 30, 2007
RSU	$509	$165
DSU	567	(73)
	$1,076	$92

During the period, the Company granted 11,172 RSUs (net of forfeitures) and 6,839 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on the price of Harry Winston Diamond Corporation’s common shares at the end of the period and on the probability of vesting. This expense is recognized on a straight-line basis over the term of vesting.

NOTE 9:

Commitments and Guarantees

(a)

Environmental Agreement

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. The Company’s share of this funding requirement was $0.2 million for calendar 2008. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Company’s share of the Joint Venture’s letters of credit outstanding with respect to the environmental agreements as at April 30, 2008 was $74.8 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

30 First Quarter 2009

Harry Winston Diamond Corporation

(b)

Participation Agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)

Commitments

Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at the Company’s 40% share, before any reduction of future reclamation activities, and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2009	$93,816
2010	95,028
2011	92,991
2012	91,055
2013	90,650
Thereafter	155,064

NOTE 10:

Employee Benefit Plans

	Three months	Three months
	Ended	Ended
	April 30,	April 30,
Expenses for the period	2008	2007
Defined benefit pension plan – Harry Winston retail segment	$411	$6
Defined contribution plan – Harry Winston retail segment	234	210
Defined contribution plan – Diavik Diamond Mine	212	163
	$857	$379

NOTE 11:

Related Parties

Transactions with related parties for the three months ended April 30, 2008 include $0.4 million payable of rent ($0.4 million for the three months ended April 30, 2007) relating to the New York salon, payable to a Harry Winston Inc. employee.

NOTE 12:

Capital Management

The Company’s capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

31 First Quarter 2009

Harry Winston Diamond Corporation

The Company is subject to externally imposed capital requirements related to its senior secured term and revolving credit facilities, whereby it is required to maintain a consolidated tangible net worth in excess of $250 million, and there has been no change with respect to the Company’s overall capital risk management strategy. At April 30, 2008, the Company is in compliance with this covenant.

NOTE 13:

Financial Instruments

The Company has various financial instruments comprised of cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents are designated as held-for-trading and are carried at fair value.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The carrying values of these financial instruments are as follows:

	April 30, 2008		January 31, 2008
	Estimated	Carrying	Estimated	Carrying
	Fair Value	Value	Fair Value	Value
Financial Assets:
Cash and cash equivalents	$61,776	$61,776	$49,628	$49,628
Cash collateral and cash reserves	33,938	33,938	25,615	25,615
Accounts receivable	23,726	23,726	25,505	25,505
	$119,440	$119,440	$100,748	$100,748
Financial Liabilities:
Accounts payable and accrued liabilities	$141,871	$141,871	$124,426	$124,426
Bank advances	24,228	24,228	34,928	34,928
Long term debt	303,625	303,625	309,349	309,349
	$469,724	$469,724	$468,703	$468,703

NOTE 14:

Financial Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the Finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

i)

Currency Risk

The Company’s sales are predominately denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

32 First Quarter 2009

Harry Winston Diamond Corporation

The Company’s primary foreign exchange exposure impacting pre-tax earnings arises from the following sources:

  Net Canadian dollar-denominated monetary assets and liabilities. The most significant exposure relates to its Canadian dollar future income tax liability. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated future income tax liability.

  Committed or anticipated foreign currency denominated transactions, primarily Canadian dollar costs at the Diavik Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at April 30, 2008, a one cent change in the exchange rate would have impacted pre-tax net earnings for the quarter by $2.8 million.

ii)

Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities which bear variable interest based on LIBOR.

iii)

Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

Financial instruments that potentially subject the company to credit risk consist of trade receivables from retail segment clients. While economic factors can affect credit risk, the Company manages risk by providing credit terms on a case-by-case basis only after a review of the client’s financial position and past credit history. The Company has not experienced significant losses in the past from its customers.

The Company’s exposure to credit risk in the mining segment is minimized by its ongoing review of customer creditworthiness.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with Tier 1 banks and investing only in term deposits or banker’s acceptances with highly-rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At April 30, 2008, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

iv)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future requirements are met through a combination of committed credit facilities and access to capital markets.

At April 30, 2008, the Company had $61.8 million of cash and cash equivalents and $47.2 million available under credit facilities.

33 First Quarter 2009

Harry Winston Diamond Corporation

The following table summarizes the aggregate amount of contractual future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Accounts payable and accrued liabilities	$141,871	$141,871	$–	$–	$–
Income taxes payable	57,684	57,684	–	–	–
Bank advances	24,228	24,228	–	–	–
Long-term debt (a)	370,557	78,090	84,326	23,281	184,860
Environmental and participation agreements
incremental commitments	97,037	76,245	3,972	1,985	14,835
Operating lease obligations	121,030	16,642	28,332	18,029	58,027
Capital lease obligations	2,234	929	1,239	66	–

(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at April 30, 2008.

34 First Quarter 2009

Harry Winston Diamond Corporation

NOTE 15:

Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended April 30, 2008.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2008	Mining	Retail	Total
Revenue
Canada	$81,393	$–	$81,393
United States	–	24,926	24,926
Europe	–	31,630	31,630
Asia	–	18,130	18,130
Cost of sales	32,150	40,999	73,149
Gross margin	49,243	33,687	82,930

Gross margin (%)	60.5%	45.1%	53.1%

Selling, general and administrative expenses	7,208	36,077	43,285
Earnings (loss) from operations	42,035	(2,390)	39,645
Interest and financing expenses	(2,479)	(2,974)	(5,453)
Other income (expense)	632	(386)	246
Foreign exchange gain	74	81	155
Segmented earnings (loss) before income taxes	$40,262	$(5,669)	$34,593
Segmented assets as at April 30, 2008
Canada	$944,842	$–	$944,842
United States	–	461,519	461,519
Other foreign countries	18,049	166,321	184,370
	$962,891	$627,840	$1,590,731
Goodwill as at April 30, 2008	$–	$93,780	$93,780
Capital expenditures	$64,896	$3,243	$68,139
Other significant non-cash items:
Income tax recovery	$(6,628)	$(1,537)	$(8,165)
Amortization and accretion	$10,739	$3,216	$13,955

35 First Quarter 2009

Harry Winston Diamond Corporation

For the three months ended April 30, 2007	Mining	Retail	Total
Revenue
Canada	$82,752	$–	$82,752
United States	–	24,341	24,341
Europe	–	22,347	22,347
Asia	–	11,925	11,925
Cost of sales	40,516	30,616	71,132
Gross margin	42,236	27,997	70,233

Gross margin (%)	51.0%	47.8%	49.7%

Selling, general and administrative expenses	5,087	29,124	34,211
Earnings (loss) from operations	37,149	(1,127)	36,022
Interest and financing expenses	(3,675)	(2,457)	(6,132)
Other income	766	147	913
Foreign exchange gain (loss)	(13,311)	19	(13,292)
Segmented earnings (loss) before income taxes	$20,929	$(3,418)	$17,511
Segmented assets as at April 30, 2007
Canada	$735,349	$–	$735,349
United States	–	464,003	464,003
Other foreign countries	5,542	110,459	116,001
	$740,891	$574,462	$1,315,353
Goodwill as at April 30, 2007	$–	$97,207	$97,207
Capital expenditures	$29,010	$8,556	$37,566
Other significant non-cash items:
Income tax recovery	$(2,683)	$(639)	$(3,322)
Amortization and accretion	$17,690	$1,913	$19,603

Sales to one customer in the mining segment totalled $3.6 million for the three months ended April 30, 2008 ($4.6 million for the three months ended April 30, 2007).

36 First Quarter 2009